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                             October 21, 2020

       Michael Petras, Jr.
       Chairman and Chief Executive Officer
       Sotera Health Topco, Inc.
       9100 South Hills Blvd, Suite 300
       Broadview Heights, OH 44147

                                                        Re: Sotera Health
Topco, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
9, 2020
                                                            CIK No. 0001822479

       Dear Mr. Petras:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to DRS

       Summary
       Risk Factor Summary, page 9

   1. We note your response to prior comment 5. As previously noted, please further balance your Summary section by
expanding your summary risks disclosure, including by
                                                        expanding the seventh
bullet on page 10 to specify your total amount of debt and
                                                        the percentage of your
cash flow that must be dedicated to debt service (both principal and interest).
Additionally, please balance your disclosures in the second full paragraph on page 7 regarding
revenue growth by also noting you had net losses for fiscal years 2018 and 2019.

                                                        You may contact Tracie
Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
 Michael Petras, Jr.
Sotera Health Topco, Inc.
October 21, 2020
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Petras, Jr.
                                                          Division of
Corporation Finance
Comapany NameSotera Health Topco, Inc.
                                                          Office of Life
Sciences
October 21, 2020 Page 2
cc:       David Lopez, Esq.
FirstName LastName